Schedule a

Funds

Series	ANNUAL RATE OF AVERAGE DAILY NET ASSETS	EFFECTIVE DATE
First Trust EIP Carbon Impact ETF	0.95%	08-13-2019
FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF	0.75%	02-24-2021
First Trust Limited Duration Investment Grade Corporate ETF	0.55%	11-12-2021
First Trust High Income Strategic Focus ETF	0.20%	[TBD]